                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. 10)

                                 RES-CARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760943100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:
(   )   Rule 13d-1(b)
( x )   Rule 13d-1(c)
(   )   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James R. Fornear

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   (x)     (b)   ( )

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen
--------------------------------------------------------------------------------
           Number of                 5.       SOLE VOTING POWER

           Shares                             1,847,981
                                     -------------------------------------------
           Beneficially              6.       SHARED VOTING POWER

           Owned By                           0
                                     -------------------------------------------
           Each                      7.       SOLE DISPOSITIVE POWER

           Reporting                          1,847,981
                                     -------------------------------------------
           Person                    8.       SHARED DISPOSITIVE POWER
           With                               0
                                     -------------------------------------------

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,847,981

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*      (X)

         Excludes shares held solely by Margaret H. Fornear in which Mr. Fornear disclaims beneficial ownership.

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!


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--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Margaret H. Fornear
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   (x)         (b)   (  )
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen
--------------------------------------------------------------------------------
           Number of                 5.       SOLE VOTING POWER

           Shares                             1,303,132
                                     -------------------------------------------
           Beneficially              6.       SHARED VOTING POWER

           Owned By                           0
                                     -------------------------------------------
           Each                      7.       SOLE DISPOSITIVE POWER

           Reporting                          1,303,132
                                     -------------------------------------------
           Person                    8.       SHARED DISPOSITIVE POWER

           With                               0
                                     -------------------------------------------

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,303,132
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*      (X)
         Excludes shares held solely by James R. Fornear in which Mrs. Fornear disclaims beneficial ownership.
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.2%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!


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                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1(a).       Name of Issuer:

                 Res-Care, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 10140 Linn Station Road
                 Louisville, KY  40223

Item 2(a).       Name of Person Filing:

                 James R. Fornear on behalf of a group consisting of James R. Fornear and Margaret H. Fornear

Item 2(b).       Address or Principal Business Office or, if None, Residence:
                 175 Bayview Avenue
                 Naples, FL  34108

Item 2(c).       Citizenship:

                 United States Citizen

Item 2(d).       Title Class of Securities:

                 Common Stock

Item 2(e).       CUSIP Number:

                 760943100

Item 3.          Filing Pursuant to Rules 13d-1(b) or 13d-2(b):

                 Not applicable.

Item 4.          Ownership:

                 (a)   Amount Beneficially Owned:                                    James R. Fornear          1,847,981
                                                                                     Margaret H. Fornear       1,303,132

                 (b)   Percent of Class:                                             James R. Fornear          7.4%
                                                                                     Margaret H. Fornear       5.2%

                 (c)   Number of shares as to which such person has:

                       (i)    sole power to vote or to direct the vote:              James R. Fornear          1,847,981
                                                                                     Margaret H. Fornear       1,303,132



                       (ii)   shared power to vote or to direct the vote:            James R. Fornear          0
                                                                                     Margaret H. Fornear       0

                       (iii)  sole power to dispose or to direct the disposition     James R. Fornear          1,847,981
                              of:                                                    Margaret H. Fornear       1,303,132

                       (iv)   shared power to dispose or to direct the disposition   James R. Fornear          0
                              of:                                                    Margaret H. Fornear       0

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of more than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 See attached Exhibit A and Exhibit B.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           January 16, 2004
                                           ------------------------------------
                                           Date

                                           /S/ James R. Fornear
                                           ------------------------------------
                                           Signature

                                           James R. Fornear
                                           ------------------------------------
                                           Name/Title


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                                    EXHIBIT A

                                James R. Fornear

                               Margaret H. Fornear

                                    EXHIBIT B

                             RULE 13d-1(e) AGREEMENT

         The undersigned persons on this 16th day of January, 2004, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Res-Care, Inc. at December 31, 2003.

                                    /S/   James R. Fornear
                                    -----------------------------------------
                                    James R. Fornear







                                    /S/    Margaret H. Fornear
                                    -----------------------------------------
                                    Margaret H. Fornear